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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,       March                                    2006
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Commission File Number  000-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                        Form 40-F  X
                       ----------------                 ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No  X
                 ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press Release dated March 7, 2006.


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                                                                      DOCUMENT 1



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Crystallex International Corporation



For Immediate Release                                              March 7, 2006
                                                                      RM: 4 - 06

   Crystallex Announces Approval of Permit to Impact Natural Resources for an
    Aggregate Quarry for the Las Cristinas Project, Bolivar State, Venezuela

TORONTO, ONTARIO, March 7, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) reported today that the Ministry of the Environment and Natural Resources ("MARN") in Venezuela has notified Crystallex of the Ministry's approval of the "Permit to Impact Natural Resources" for a quarry on the Albino property to provide aggregate for the adjacent Las Cristinas project, and of the initiation of the normal administrative process by the Ministry.

Previously, on February 15, 2006, Crystallex announced that it had been granted the rights to explore and develop a quarry on the Albino property as a source of aggregate for the Las Cristinas project by the Mining Institute (IAMIB) of Bolivar State, Venezuela. Aggregate is required for the construction and operating phase of the Las Cristinas Project which currently contains gold reserves of some 13.6 million ounces at a gold price of US$400 per ounce. The Albino concession is located approximately 1 kilometre from the Las Cristinas Project site.

Todd Bruce, Crystallex President and CEO commented, "MARN's approval of the Permit to Impact Natural Resources for the Albino aggregate quarry that will service the Las Cristinas project is a key development as it brings us closer to the issuance of the Permit to Impact Natural Resources for the Las Cristinas project itself. We look forward with great anticipation to receiving this final permit for Las Cristinas which will enable the company to commence the construction process."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com


NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CRYSTALLEX INTERNATIONAL CORPORATION
                                           -------------------------------------
                                                      (Registrant)

Date: March 10, 2006                       By: /S/ DAN HAMILTON
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                                               Name:  Dan Hamilton
                                               Title: Chief Financial Officer